Filed by Howtek, Inc. pursuant to Rule 425 of the
                              Securities Act of 1933 and also deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
                              Subject Company: Intelligent Systems Software,
                              Inc.

                                                                    NEWS RELEASE

                                                           For Immediate Release

Press Contact
Connie Webster
21 Park Ave.
Hudson, NH 03051
Phone:  (603) 882-5200 ext. 204
Fax:  (603) 880-3843
E-mail:  cwebster@howtek.com


     Howtek Announces Execution of Agreement to Merge with Computer Assisted
         Detection Provider Intelligent Systems Software, Inc. ("ISSI")

Hudson, NH, February 19, 2002 - Howtek, Inc. (NASDAQ:HOWT) announced today that it has executed a definitive agreement with Intelligent Systems Software, Inc. ("ISSI"), a privately held company based in Boca Raton, Florida, pursuant to which ISSI would merge with and into a subsidiary of Howtek. A total of 8,400,000 shares of Howtek common stock will be issued in the merger in exchange for all of the issued and outstanding capital stock of ISSI. In January 2002, ISSI received an approval from the U.S. Food and Drug Administration (FDA) to market and sell ISSI's new MammoReader(TM) Computer Aided Detection (CAD) system in the United States. ISSI's MammoReader(TM) system promises to help in early detection of breast cancer by assisting the radiologist in detecting subtle signs of cancer. This FDA approval for both screening and diagnostic use allows ISSI to immediately begin commercial distribution of its product to hospitals, clinics, doctor's offices, and mammography centers nationwide. A high-resolution MultiRAD medical film digitizer manufactured by Howtek for ISSI is included as a component of the MammoReader(TM) system.

Subsequent to completion of the contemplated merger, Howtek's existing film and photo digitizer operations, including engineering, manufacturing management, marketing and


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support, will be conducted through a wholly owned subsidiary corporation, based at the Company's current headquarters in Hudson, NH. The Company's objective is to continue to grow this business, providing industry-leading digitizers to ISSI and to other respected customers. ISSI's operations will continue in Boca Raton and Clearwater, Florida. W. Kip Speyer, ISSI's Chairman, President and Chief Executive Officer will be joining Howtek as its Chairman and Chief Executive Officer. W. Scott Parr will continue as Howtek's President.

Maha Sallam and Kevin Woods, ISSI's principal technologists and founders, will be joining Howtek upon completion of the merger. They and Robert Howard, founder of Howtek, expressed shared excitement "Our visions of technology and improving health care are complementary," they agreed, "and more powerful for being united."

The completion of the merger is subject to the registration of the shares of Howtek common stock to be issued in the merger under the Securities Act of 1933, as amended, and other customary conditions, including approval of the merger by stockholders of both Howtek and ISSI. It is expected that the merger will be consummated by June 30, 2002.

About Howtek, Inc.

Howtek designs, engineers, and manufacturers digital image scanners, film digitizers and related software for applications in the medical imaging, women's health and photographic markets.

About Intelligent Systems Software, Inc.

ISSI is engaged in the development of products for medical image analysis. Its initial product, the MammoReader(TM) was recently approved by the U.S. Food & Drug Administration for both screening and diagnostic use.

Additional Information

In connection with the merger, Howtek will be filing a prospectus/proxy statement with the Securities and Exchange Commission. Investors and security holders of Howtek and ISSI are invited to read the prospectus/proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available. Howtek expects to mail a prospectus/proxy statement about the transaction to its stockholders. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) and other documents filed by Howtek free of charge from the Securities and Exchange Commission's website at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained from Howtek free of charge by directing such requests to the respective address listed above.

Howtek and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Howtek with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the proxy statement/prospectus.

Certain statements contained in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks of uncertainty of stockholder and other approvals necessary to consummate the proposed merger, patent protection, the impact of supply and manufacturing constraints or difficulties, product market acceptance, possible technological obsolescence, increased competition, litigation, the effects of the decline of the economy in markets served by the Company, and other risks detailed in the Company's other filings with the Securities and Exchange Commission. The words "believe", "demonstrate", "intend", "expect", "estimate", "anticipate", "likely", and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.